February 9, 2015

Via EDGAR

Mara L. Ransom

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ModusLink Global Solutions, Inc.

Registration Statement on Form S-3

Filed July 7, 2014

File No. 333-197264

Dear Ms. Ransom,

This letter sets forth the response (this “Response Letter”) of ModusLink Global Solutions, Inc. (the “Company”) to the comment letter, dated July 28, 2014, of the staff of the Division of Corporation Finance (the “Staff”) to the Company’s Registration Statement on Form S-3 (the “Registration Statement”). In order to ease your review, we have repeated your comment in its entirety in the original numbered sequence. This Response Letter is being filed with Amendment No. 1 to the Registration Statement (“Amended Registration Statement”).

General

1. We note your reference to units in footnote 1 to the Registration Fee Table. However, these units are not listed in the Registration Fee Table or the Prospectus Cover Page. If you are registering units, please list them accordingly, provide a description of the units you may offer pursuant to Item 202(d) of Regulation S-K, and arrange for counsel to opine on the legality of the units.

Response: In response to the Staff’s comment, the Company has revised footnote 1 to the Registration Fee Table to the Amended Registration Statement to remove the reference to units.

2. We note your reference to contracts that may be issued with the securities to be registered in footnote 1 to the Registration Fee Table. However, these contracts are not listed in the Registration Fee Table or the Prospectus Cover Page. If you are registering contracts, please list them accordingly, provide a description of the contracts you may offer pursuant to Item 202(d) of Regulation S-K, and arrange for counsel to opine on the legality of the contracts.

Response: In response to the Staff’s comment, we have revised footnote 1 to the Registration Fee Table to the Amended Registration Statement to remove the reference to contracts.

3. We note your statement on page 5 that you will issue one new preferred stock purchase right with every new share of your common stock. However, these rights are not listed in the Registration Fee Table or the Prospectus Cover Page. If you are registering the purchase rights offered to stockholders under your Tax Plan, please list them accordingly, provide a description of the rights pursuant to Item 202(c) of Regulation S-K, and arrange for counsel to opine on the legality of the rights. Please see Compliance and Disclosure Interpretations, Securities Act Forms, Question 116.16, available on our website.

Response: In response to the Staff’s comment, the Company is not registering the purchase rights offered to stockholders under the Company’s Tax Plan described in the Amended Registration Statement.

4. We note that on March 18, 2014, you entered into an indenture with Wells Fargo Bank, National Association, as trustee, relating to the issuance of $100 million of your 5.25% Convertible Senior Notes due 2019. Please clarify whether the shares of your common stock to be issued upon conversion of such notes are included among the shares registered on this registration statement and revise your disclosure accordingly.

Response: In response to the Staff’s comment, the shares of the Company’s common stock that are issuable upon conversion of the 5.25% Convertible Senior Notes due 2019 are not included among the shares registered on the Amended Registration Statement. The Company has no obligation to register the shares of the Company’s common stock issuable upon conversion of the 5.25% Convertible Senior Notes due 2019.

Incorporation of Certain Documents by Reference, page 22

5. Please revise to state that you also are incorporating by reference all Exchange Act filings made after the filing of the initial registration statement but before the effectiveness of the registration statement. In addition, please specifically include in the list of incorporated documents the Current Reports on Forms 8-K filed on each of March 12, 2014 and July 7, 2014. See Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.05, available on our website.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 22 of the Amended Registration Statement.

Item 16. Exhibits, page II-1

6. Please file the Form T-1 (Exhibit 25) in the next amendment in accordance with the undertaking provided on page II-4 of your registration statement.

Response: In response to the Staff’s comment, the Company has filed the Form T-1 (Exhibit 25) in the Amended Registration Statement.

Thank you for your prompt attention to the Company’s response to the Staff’s comments. Should you have any questions or comments with respect to this filing, please call me at (781) 663-5000, Benjamin C. Burkhart at (212) 705-7741, or Christina E. Melendi at (212) 705-7814.

Sincerely,

/s/ John J. Boucher
John J. Boucher

cc:	Benjamin C. Burkhart (Morgan, Lewis & Bockius LLP)

Christina E. Melendi (Morgan, Lewis & Bockius LLP)